SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Solid Power, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83422N 105
(CUSIP Number)

Douglas Campbell
417 Gay Street
Longmont, CO 80501
(970) 718-2869
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Garth Jensen
Sherman & Howard L.L.C.
675 Fifteenth Street, Suite 2300
Denver, CO 80202
(303) 299-8257

January 3, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 83422N 105
1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Douglas Campbell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,160,145(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 7,160,145(1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,160,145(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 7,010,991 shares of common stock of Solid Power, Inc. (“Common Stock”) and 149,154 shares of Common Stock issuable upon exercise of options.

(2) Based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by Mr. Campbell by (b) the sum of (i) 175,814,364 shares of Common Stock outstanding as of November 4, 2022 as disclosed in Solid Power, Inc’s Form 10-Q filed on November 9, 2022 and (ii) 149,154 shares of Common Stock deemed to be beneficially owned by Mr. Campbell that are issuable upon exercise of options that have vested or are scheduled to vest within 60 days of the date of this Amendment No. 5 and held by Mr. Campbell.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed to amend the statement on Schedule 13D filed by Douglas Campbell (the “Reporting Person”) on December 15, 2021 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed on January 13, 2022, as amended by Amendment No. 2 to the Original Statement filed on June 28, 2022, as amended by Amendment No. 3 to the Original Statement filed on August 19, 2022, as amended by Amendment No. 4 to the Original Statement filed on August 29, 2022 (as so amended, the “Schedule 13D”), and relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Solid Power, Inc. (f/k/a Decarbonization Plus Acquisition Corporation III), a Delaware corporation (the “Issuer”). This Amendment No. 5 reflects the sale of shares of Common Stock by the Reporting Person following his retirement as an executive officer and director of the Issuer, reducing his ownership percentage by greater than 1%.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

(a)	Douglas Campbell (the “Reporting Person”).

(b)	The address for the principal business office of Mr. Campbell is:

417 Gay Street

Longmont, CO 80501

(c)	Private Investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizen of the United States of America.

Item 4.	Purpose of Transaction

The Common Stock held by the Reporting Person was acquired in connection with the Issuer’s acquisition of its predecessor, of which the Reporting Person was a shareholder, and of the Issuer’s issuance of Common Stock and stock options to the Reporting Person in connection with his previous employment by the Issuer. The Reporting Person retired from serving as Chief Executive Officer of the Issuer and resigned as a member of the Issuer’s board of directors, effective November 29, 2022. The Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 7,160,145 shares of Common Stock, or 4.1% of the Issuer’s Common Stock.

(b)	Mr. Campbell has sole voting and dispositive power with respect to 7,010,991 shares of Common Stock and 149,154 shares of Common Stock issuable upon exercise of currently vested options.

(c)	The Reporting Person has not effected any transactions in the Common Stock during the past 60 days other than the market sales of an aggregate of 2,300,000 shares of Common Stock following his retirement from the Issuer effective November 29, 2022.

(d)	Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e)	Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2023
Date

/s/ Douglas Campbell
Douglas Campbell